November 29, 2018

Joseph Gaspar
Chief Financial Officer
Elbit Systems Ltd.
Advanced Technology Center
P.O. Box 539
Haifa 3100401 Israel

       Re: Elbit Systems Ltd.
           Form 20-F for the Year Ended December 31, 2017
           Filed March 20, 2018
           File No. 000-28998

Dear Mr. Gaspar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure